                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
    OF 1934

    For the fiscal year ended December 31, 1999.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934

    For the transition period from       to
                                  -------  -------

                         Commission file number 0-9692
                                                ------
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 Tellabs, Inc. Profit Sharing and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Tellabs, Inc.
                   4951 Indiana Avenue, Lisle, Illinois 60532
             (Address of principal executive offices and zip code)

                                 (630)378-8800
             (Registrant's telephone number, including area code)

                              Financial Statements


                                  Tellabs, Inc.
                         Profit Sharing and Savings Plan

                     Years ended December 31, 1999 and 1998
                       with Report of Independent Auditors

                     Employee Identification No. 36-3831568
                                    Plan #001

                  Tellabs, Inc. Profit Sharing and Savings Plan

                              Financial Statements

                     Years ended December 31, 1999 and 1998






                                    CONTENTS



Report of Independent Auditors........................................................................ 1

Financial Statements

Statements of Net Assets Available for Benefits....................................................... 2
Statements of Changes in Net Assets Available for Benefits............................................ 3
Notes to Financial Statements......................................................................... 4


                         Report of Independent Auditors


Board of Trustees
Tellabs, Inc. Advantage Program

We have audited the accompanying statements of net assets available for benefits of the Tellabs, Inc. Profit Sharing and Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.


                                                               ERNST & YOUNG LLP


May 26, 2000

                                                                  EIN 36-3831568
                                                                       Plan #001

                  Tellabs, Inc. Profit Sharing and Savings Plan

                Statements of Net Assets Available for Benefits






                                                                              DECEMBER 31
                                                                         1999            1998
                                                                     ----------------------------
Interest in Tellabs, Inc. Advantage Program                          $371,014,065    $219,911,164
Contributions receivable                                                  393,250         274,745
                                                                     ----------------------------
Net assets available for benefits                                    $371,407,315    $220,185,909
                                                                     ============================


See accompanying notes.

                                                                  EIN 36-3831568
                                                                       Plan #001

      Tellabs, Inc. Profit Sharing and Savings Plan

Statements of Changes in Net Assets Available for Benefits


                                                                           YEAR ENDED DECEMBER 31
                                                                             1999         1998
                                                                     --------------------------------

ADDITIONS
Allocable share of the Tellabs, Inc. Advantage
  Program net investment income                                       $120,089,059    $ 40,439,083
Contributions:
  Employer                                                               6,812,505       5,122,954
  Participants                                                          20,847,060      14,672,643
                                                                     -----------------------------
                                                                        27,659,565      19,795,597
Transfer from Coherent Communications Systems
  Corporation Savings Incentive Plan                                    11,947,244               -
                                                                     -----------------------------
Total additions                                                        159,695,868      60,234,680


DEDUCTIONS
Distributions to participants                                           (8,439,814)     (7,127,697)
Transfer to Tellabs, Inc. Retirement Plan                                  (34,648)              -
                                                                     -----------------------------
Net increase                                                           151,221,406      53,106,983
Net assets available for benefits:
 Beginning of year                                                     220,185,909     167,078,926
                                                                     -----------------------------
 End of year                                                          $371,407,315    $220,185,909
                                                                     =============================


See accompanying notes.

                  Tellabs, Inc. Profit Sharing and Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 1999 and 1998

1.  DESCRIPTION OF PLAN

The following description of the Tellabs, Inc. Profit Sharing and Savings Plan (the Plan) provides only general information. Participants should refer to the Tellabs Inc. Advantage Program Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan which covers all full-time employees of Tellabs, Inc. (the Company and Employer) and adopting subsidiaries, who, prior to April 1, 1999, had been employed by the Company for at least nine continuous months, have completed 1,000 hours of service in a 12-month period, and are age 21 or older. Effective April 1, 1999, employees are eligible to participate in the Plan if they are 18 years or older. In order to receive the company matching contributions and profit sharing, employees must be employed by the Company for at least nine months and have completed 1,000 hours of service in a 12-month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The plan administrator maintains all necessary records and determines participant eligibility. Plan assets are held in a trust and are managed by a Trustee appointed by the Company.

The Plan participates in the Tellabs, Inc. Advantage Program (the Master Trust). The Tellabs, Inc. Retirement Plan also participates in the Master Trust.

On March 3, 1999, the Coherent Communications Systems Corporation Savings Incentive Plan (Coherent Plan) merged into the Plan.

CONTRIBUTIONS

Each year, participants may elect to contribute, on a before-tax basis, between 1% and 15% of the participants' eligible annual compensation. For 1999 and 1998, the Company contributed to the Plan an amount equal to each participant's before-tax contribution, not exceeding 3% of the participant's eligible compensation for the year, for all participants, regardless of years of service (the Match Contribution). In addition, the Company contributed to the Plan 0.5% of each participant's annual eligible compensation for all participants in 1999 and 1998, (the Profit Sharing Contribution). The full amount of the

                 Tellabs, Inc. Profit Sharing and Savings Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

Company's profit-sharing contribution, $1,002,320 and $720,246 in 1999 and 1998, respectively, is automatically invested in the Tellabs, Inc. Stock Fund. The Company's Board of Directors may authorize additional discretionary contributions to the Plan, no such amounts were authorized in 1999 or 1998.

Effective January 1, 1999, the Company will make a Vacation Rollover contribution equal to the value of the participant's forfeitured vacation time (up to one week), based on 75% of total pay, as defined. This amount is subject to the same investment and vesting rules as the profit-sharing contribution. The contribution will be made in the calendar year following the year in which the forfeiture occurred.

PARTICIPANTS' ACCOUNTS

The Plan administrator maintains an account in the name of each participant, which reflects the participant's share of the Employer contributions, participant contributions, and the participant's share of earnings or losses of the respective investment funds. Forfeited balances of terminated participants' nonvested Profit Sharing Contributions plus actual earnings thereon are used to reduce future Company contributions. The balance of forfeited nonvested Profit Sharing Contributions plus actual earnings thereon was not material as of December 31, 1999 and 1998.

VESTING

Participants are immediately vested in their contributions and the Company's Match Contribution plus actual earnings thereon. Vesting in the Company's Profit Sharing Contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100% vested upon completion of five years of service.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 (or less if the participant demonstrates financial hardship) up to a maximum of $50,000. Interest rates are commensurate with local prevailing rates as determined by the Administrative Committee. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the Participant's loan account.

                  Tellabs, Inc. Profit Sharing and Savings Plan

1.  DESCRIPTION OF PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of service, retirement, disability, or death, a participant or beneficiary may elect to receive a lump-sum amount equal to the value of the participant's account or monthly, quarterly, semiannual, or annual installments over a period not to exceed the life expectancy of the participant or the joint life expectancies of the participant and an individual beneficiary. If the participant's vested account balance does not exceed $5,000, the participant's vested account balance will be distributed in a lump-sum payment. Distributions from a Coherent Plan account must be made in the form of a Qualified Joint and Survivor Annuity unless the participant has elected to not receive a Qualified Joint and Survivor Annuity.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, participants will become 100% vested in their accounts and the assets of the Plan will be liquidated and promptly distributed to each participant or beneficiary.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements of the Plan have been prepared under the accrual method of accounting and in conformity with general accepted accounting principles.

INVESTMENT VALUATION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Master Trust at year-end. Investments in common stock are valued at the closing exchange prices reported by the New York Stock Exchange. The market value for short-term investments is cost which approximates fair value. The participant loans are valued at their outstanding balances, which approximate fair value. The Plan's percentage interest in the net assets of the Master Trust as of December 31, 1999 and 1998, was approximately 89% and 88%, respectively. Investment income is allocated to participating plans on a basis which reflects their weighted participation in the investment funds of the Master Trust.

                  Tellabs, Inc. Profit Sharing and Savings Plan

ADMINISTRATIVE COSTS

All administrative costs are paid by the Company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATION

Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.  INVESTMENT IN MASTER TRUST

Participants have the option of investing all or a portion of their accounts (other than the Profit Sharing Contribution which is automatically allocated to the Tellabs, Inc. Stock Fund) in any of the investment fund options offered by the Plan. On a daily basis, participants have the option of changing the allocation of future contributions or transferring all or a portion of their existing account balances among the investment funds.

                  Tellabs, Inc. Profit Sharing and Savings Plan

The following table presents investments held by the Master Trust:


                                                                                DECEMBER 31
                                                                             1999         1998
                                                                     --------------------------------

INVESTMENTS AT FAIR VALUE AS DETERMINED
  BY QUOTED MARKET PRICE
Registered investment companies:
  American Funds Group - Bond Fund of America                         $   6,933,722     $   5,628,005
  American Funds Group - American Balanced Fund                          19,866,854        14,531,879
  Barclays Equity Index Fund                                             15,236,745         8,706,271
  Neuberger & Berman Guardian Fund                                                -        19,628,303
  Fidelity Contra Fund                                                   32,021,090        20,483,541
  American Funds Group - EuroPacific Growth Fund                         31,839,132        16,317,230
  20th Century Ultra Investors Fund                                      39,227,574        23,626,537
  SSGA Small Cap Fund                                                     1,832,478         1,144,921
  Washington Mutual Investors Fund                                       25,192,116                 -
Equities:
  Tellabs, Inc. common stock                                            200,603,332       115,482,800
                                                                      -------------------------------
                                                                        372,753,043       225,549,487
INVESTMENTS AT ESTIMATED FAIR VALUE
Money market funds:
 Northern Trust Short-Term Investment Fund                                2,624,396                 -
 Dreyfus Money Market Fund                                               18,451,691         8,813,782
 LaSalle Income Plus Fund                                                15,377,703         9,229,028
Participant loans                                                         9,664,009         7,598,372
                                                                      -------------------------------
                                                                         46,117,799        25,641,182
                                                                      -------------------------------
Total investments                                                     $ 418,870,842     $ 251,190,669
                                                                      ===============================

                  Tellabs, Inc. Profit Sharing and Savings Plan

The investment income for the years ended December 31, 1999 and 1998, are summarized as follows:




                                                                           1999           1998
                                                                   ----------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO
Interest and dividend income                                          $  14,696,582     $  6,197,448
Net realized and unrealized appreciation in fair
 value of investments:
   Mutual funds                                                          94,555,771       11,517,959
   Tellabs, Inc. common stock                                            19,337,280       26,946,403
                                                                      ------------------------------
Total net appreciation                                                  113,893,051       38,464,362
                                                                      ------------------------------
Total additions                                                       $ 128,589,633     $ 44,661,810
                                                                      ==============================



4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:




                                                                                DECEMBER 31
                                                                            1999          1998
                                                                     --------------------------------

Investments, at fair value:
  Tellabs, Inc. common stock                                          $  17,210,002     $  8,922,266
                                                                      ==============================
Changes in net assets:
 Interest and dividend income                                         $       7,660     $      4,307
 Net realized and unrealized appreciation in fair
   value of investments                                                   7,657,908        2,048,116
Employer contributions                                                    1,002,320          720,246
Distributions                                                              (342,910)        (264,828)
Interfund transfers                                                         (37,242)         (39,024)
                                                                      ------------------------------
                                                                      $   8,287,736     $  2,468,817
                                                                      ==============================

5.  INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 13, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Service Code (the Code) and, therefore, the related Master Trust is exempt from taxation. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code.

                                   SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   TELLABS, INC. PROFIT SHARING AND SAVINGS PLAN

                                                  By: /s/ Joan E. Ryan
                                                     ---------------------------

                                                  Joan E. Ryan
                                                  Vice President and
                                                  Chief Financial Officer,
                                                  Tellabs, Inc.


Date: June 28, 2000